December 7, 2006

Mail Stop 4561

Isidore Sobkowski
President and Chief Executive Officer
Aprecia, Inc.
1177 High Ridge Road
Stamford, CT 06905

      RE: **Aprecia, Inc.**
             Registration Statement on Form SB-2
             Filed November 13, 2006
             File number 333-138625

Dear Mr. Sobkowski:

We have limited our review of your filing to the issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Risk Factors, page 7

1. We note that the convertible debentures sold in your March 2006 transaction are secured by your assets. A risk factor relating to this security interest in your assets appears appropriate particularly in light of the fact that your current assets are insufficient to satisfy the obligations represented by the convertible debentures.

We are controlled by current officers, directors and principal stockholders, page 9

2. Here and elsewhere, as appropriate, please discuss the material terms of shareholder voting agreement you have filed as an exhibit to this registration statement. The agreements provides for how stockholders holding 76.7 percent of your current outstanding shares of common stock will vote their shares. Such an agreement is material to understanding the control on the company exerted by such stockholders.

Selling Stockholders, page 23

3. It is unclear from the disclosure in your prospectus whether the convertible debentures sold in your March 2006 transaction have in fact been sold and delivered and the transaction consummated. State when the payments for the convertible debentures was or will be made. Please clarify your disclosure throughout.

4. Please revise this section to provide the material terms of all transactions between you and the selling stockholders and to indicate whether any selling stockholder has had any other material relationship with you within the same period. See Item 507 of Regulation S-B. In this regard, you should provide disclosure with respect to the transactions in which your selling stockholders acquired the securities that are being registered for resale here, including information regarding the nature, date and value of the issuance transactions.

5. Please discuss the material terms of the convertible debentures including the conversion price and mechanism. We also note that Section 4(b) of the convertible debentures provides that the conversion price may be adjusted. Please explain.

6. We note that the proceeds from the sale of the convertible debentures were to be deposited with an escrow agent pursuant to Section 2.1 of your securities purchase agreement. You have not, however, filed the escrow agreement with your registration statement. It appears that such agreement should be filed pursuant to Item 601(b)(10)(i) of Regulation S-B.

7. Please disclose whether any selling stockholder is a registered broker-dealer. For example, it appears that Merit Investments is a registered broker-dealer. If a selling stockholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

8. Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

9. Please identify the natural persons who exercise voting and/or dispositive power over the shares being offered for resale by your selling stockholders that are entities such as Double U Master Fund, Tobanna Enterprise, CMS Capital, Merit Investments, Paladium Capital Advisors, Longworth Capital Partnersand The Rider Group. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations as well as Rule 13d-3 under the Exchange Act and Item 507 of Regulation S-K for additional guidance.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

10. Please revise your disclosure here to include all facts and circumstances supporting your determination that each sale of securities was exempt from the registration requirements of the Securities Act. In particular, we note that your October 2006 private placement involved 47 investors all of whom appear to be individuals. Clarify the number of these investors who were accredited. Please also explain your statement that "all of the above-reference persons were provided with access to [y]our Securities and Exchange Commission filings."

Item 27. Exhibits, page II-2

11. We note that the exhibits you have filed are forms of the agreements you intended to file with your registration statement. Please file all executed versions of agreements required to be filed pursuant to Item 601 of Regulation S-B.

12. We note that your registration statement includes shares currently issued and outstanding and shares that are issuable upon conversion of outstanding debentures. Your current legal opinion, however, speaks only to the legality of shares yet to be issued. Please revise your legal opinion to specifically identify the shares being opined upon and toaddress all shares being registered.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 under the Securities Act regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

                                       Sincerely,

                                       Mark P. Shuman
                                       Branch Chief – Legal

CC: Marc J. Ross
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018
        Facsimile no. (212) 930-9725